UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE




                                                                  December 2,
2020

  Via E-Mail
  Robert Mandell, Esq.
  Sidley Austin LLP
  787 7th Ave
  New York, New York 10019

           Re:     Maiden Holdings, Ltd.
                   Amended Schedule TO-I
                   Filed November 20, 2020
                   SEC File No. 005-84099

  Dear Mr. Mandell:

           We have reviewed your filing and have the following comments.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule TO-I

  1. Please provide us your detailed legal analysis supporting your apparent conclusion that
           Rule 13e-3 does not apply to these tender offers.

           We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Please direct any questions to me at (202) 551-3619.

                                                                  Sincerely,

                                                                  /s/Daniel F.
Duchovny
                                                                  Daniel F.
Duchovny
                                                                  Special
Counsel
                                                                  Office of
Mergers & Acquisitions